UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Terra Industries Inc.
(Name of Subject Company)

Terra Industries Inc.
(Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

John W. Huey, Esq.
Vice President, General Counsel and
Corporate Secretary
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000
Telephone: (712) 277-1340
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:

Faiza J. Saeed, Esq. Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000	David C. Karp, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 9. EXHIBITS
SIGNATURE

     This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Terra Industries Inc., a Maryland corporation (“Terra”), with the Securities and Exchange Commission on March 5, 2009, relating to the unsolicited offer by CF Industries Holdings, Inc., a Delaware corporation (“CF”), through its wholly owned subsidiary, Composite Acquisition Corporation, a Maryland corporation, as disclosed in the Tender Offer Statement on Schedule TO, dated February 23, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to exchange each outstanding common share of Terra, without par value (“Terra Common Share”), for 0.4235 of a share of common stock, par value $0.01 per share, of CF (together with the associated preferred stock purchase rights) (“CF Common Share”), upon the terms and subject to the conditions set forth in (i) the Preliminary Prospectus/Offer to Exchange, dated February 23, 2009 (the “Exchange Offer”), and (ii) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). Capitalized terms used but not defined herein have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
ITEM 9. EXHIBITS.
     Item 9 is hereby amended and supplemented by adding the following exhibits.

Exhibit Number	Description

(a)(8)	Terra Industries Inc. Investor Presentation dated May 14, 2009 (incorporated herein by reference to Terra Industries Inc.’s Rule 425 filing on May 14, 2009).

(e)(13)	Revised Form of Long-Term Incentive Award for Performance Shares under the 2007 Terra Industries Inc. Omnibus Stock Incentive Plan, filed as Exhibit 10.1 to Terra Industries Inc.’s Form 10-Q for the quarter ended March 31, 2009 and incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TERRA INDUSTRIES INC.
By:	/s/ John W. Huey
	Name:	John W. Huey
	Title:	Vice President, General Counsel and Corporate Secretary

Dated: May 14, 2009